UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                          SCHEDULE 13D
                         (Rule 13d-101)
                       (Amendment No. 18)



 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
                            13d-1(a)
     AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                 Capital City Bank Group, Inc.
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                        (Name of Issuer)


                  Common Stock, $.01 Par Value
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                 (Title of Class of Securities)


                           139 74 105
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                         (CUSIP Number)


                       J. Kimbrough Davis
                         P.O. Box 11248
                 Tallahassee, Florida 32302-3248
                         (850) 671-0300
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   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                          May 31, 2000
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     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(e), 13d-1(f) or 13d-1(g), check the following box  [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D
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CUSIP No. 139 74 105                          Page 2 of 4 Pages

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1  NAMES OF REPORTING PERSONS                  Robert Hill Smith
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [  ]
                                                        (b) [  ]

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3  SEC USE ONLY

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4  SOURCE OF FUNDS*                                           PF

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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEM 2(d) or 2(e)                           [  ]

   N/A

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6  CITIZENSHIP OR PLACE OF ORGANIZATION                   U.S.A.

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NUMBER OF           7    SOLE VOTING POWER          1,371,421.1
SHARES              ----------------------------------------------
BENEFICIALLY        8    SHARED VOTING POWER          728,239.8
OWNED BY            ----------------------------------------------
EACH                9    SOLE DISPOSITIVE POWER     1,371,421.1
REPORTING           ----------------------------------------------
PERSON WITH         10   SHARED DISPOSITIVE POWER     728,329.8

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11 AGGREGATE AMOUNT BENEFICIALLY OWNED
   BY EACH REPORTING PERSON                          2,099,660.9

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12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES*                                          [X]

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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      20.6%

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14 TYPE OF REPORTING PERSON*                                  IN

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

                AMENDMENT NO. 18 TO SCHEDULE 13D

        This Amendment No. 18 amends and supplements the Statement on Schedule 13D and all subsequent amendments. The items of the
Schedule 13D referred to below are amended and supplemented by the addition of the information indicated.

Item 3. Source and Amount of Funds or Other Consideration is
        -------------------------------------------------
amended by adding the following at the end thereof:

        Pursuant to the terms of that certain Stock Purchase Agreement by and among Patricia L. Smith and William G. Smith, Jr. and Robert Hill Smith dated April 24, 2000, Robert Hill Smith and William G. Smith, Jr. each paid $1,146,000.00 in cash and issued a promissory note for the remaining balance of the acquisition described in Item 4 of this Amendment No. 18 to Schedule 13D, the total amount of the purchase being $8,418,549.50 each or approximately $14.4375 per share. The price per share paid for these shares was based on an independent valuation reflecting, among other things, restrictions that would be imposed under the federal securities laws on the sale of these shares in market transactions.

Item 4. Purpose of Transaction is amended to include:
        ----------------------

        On May 31, 2000, pursuant to that certain Stock Purchase Agreement by and among Patricia L. Smith and William G. Smith, Jr. and Robert Hill Smith dated April 24, 2000, Robert Hill Smith and William G. Smith, Jr. each purchased 583,103 shares of CCBG Common Stock from their mother Patricia L. Smith in a privately negotiated transaction for total consideration of $16,837,099.00, or approximately $14.4375 per share.

        There are no plans or proposals by Robert Hill Smith to take any of the actions listed in Item 4(a)-(j).

Item 5. Interest in Securities of the Issuer
        ------------------------------------

Items 5(a) and (b) are amended to read as follows:

                                                   Number of     Percentage
                                                     Shares      Ownership

      a.  Robert Hill Smith                        1,307,545.9     12.8%
          Robert Hill Smith as Custodian for
            Virginia Austin Smith (Minor Daughter)    31,937.6        *
          Robert Hill Smith as Custodian for
            Warren Hamilton Smith (Minor Son)         31,937.6        *
          The VAS Trust                               22,416.0        *
          The WHS Trust                               22,416.0        *
          The JWS Trust                               21,801.2        *
          The WGS III Trust                           21,801.2        *
          The William Godfrey Smith Trust            271,605.5      2.7%
          2S Partnership                             368,199.9      3.6%
                                                   -----------     -----
                                                   2,099,660.9     20.6%
                                                   -----------     -----

          Virginia Wilson Smith (wife)                27,424.9        *

          *Less than 1%.
          **Based on 10,197,718 shares of CCBG Common Stock outstanding as of April 30, 2000, as reported in the CCBG Form 10-Q filed with the SEC on May 15, 2000.

          Under the definition of "beneficial ownership" in
          Section 13d-3 of the Securities Exchange Act of 1934, as amended (the "Act"), and the rules and regulations promulgated thereunder, Mr. Smith may be deemed to be a beneficial owner of 27,424.9 shares of CCBG common stock held by his wife, Virginia Wilson Smith. Neither the filing of this statement nor any of its contents shall be deemed to be an admission that Mr. Smith is the beneficial owner of stock held by his wife.

          b. Mr. Smith has sole voting and investment power with respect to 1,371,421.1 shares of CCBG common stock consisting of (a) 1,307,545.9 shares held directly, (b) 31,937.6 shares held as Custodian for Virginia Austin Smith, and (c) 31,937.6 shares held as Custodian for Warren Hamilton Smith.

          Mr. Smith shares voting and investment power with William G. Smith, Jr., President, Capital City Bank Group, Inc., 217 N. Monroe Street, Tallahassee, Florida 32301, with respect to 728,239.8 shares of CCBG common stock, consisting of (u) 22,416.0 shares in the VAS Trust, (v) 22,416.0 shares in the WHS Trust, (w) 21,801.2 shares in the JWS Trust, (x) 21,801.2 shares in the WGS III Trust, (y) 271,605.5 shares in the William Godfrey Smith Trust, and (z) 368,199.9 shares in the 2S Partnership.

          Mr. Smith has no voting or investment power with respect to the 27,424.9 shares of CCBG common stock held by his wife. Pursuant to Rule 13d-4 promulgated under the Act, Mr. Smith disclaims beneficial ownership of the 27,424.9 shares held by his wife.

Item 7. Material to be Filed as Exhibits is amended by adding the
        --------------------------------
following at the end thereof:

      Stock Purchase Agreement dated April 24, 2000, by and among Patricia L. Smith and William G. Smith, Jr. and Robert H. Smith is incorporated by reference from the Amendment No. 1 to Schedule 13D filed by Patricia L. Smith with the Commission on June 19, 2000.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 19, 2000

                                     /s/ Robert Hill Smith
                                     ---------------------------
                                     Robert Hill Smith